IntercontinentalExchange, Inc.
2100 RiverEdge Parkway, Suite 500
Atlanta, Georgia 30328

November 10, 2005

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:   IntercontinentalExchange, Inc.
Registration Statement on Form S-1 (File No. 333-123500)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IntercontinentalExchange, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 relating to its Common Stock (the “Common Stock”) be accelerated so that it will be declared effective by 4:00 p.m., Eastern Time, on November 15, 2005, or as soon as possible thereafter (the “Effective Time”).

In addition, pursuant to Rule 12d1-2(b)(2) of the Securities Exchange Act of 1934, as amended, the Company hereby requests that the effective date of the Registration Statement on Form 8-A relating to the Common Stock, filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2005, be accelerated concurrently with that of the Company’s Registration Statement on Form S-1.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statements. In addition, the Company hereby acknowledges that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

INTERCONTINENTALEXCHANGE, INC.

By:	/s/ Richard V. Spencer
	Name:	Richard V. Spencer
	Title:	Chief Financial Officer and Senior Vice President

cc:   Owen Pinkerton
(Securities and Exchange Commission)

Catherine M. Clarkin
(Sullivan & Cromwell LLP)